Exhibit 99.2

EXECUTION VERSION

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, IS AVAILABLE.

SECURED CONVERTIBLE NOTE

$20,000,000.00	November 29, 2024 (the “Issuance Date”)

For value received, Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B253360 (the “Company”), promises to pay to Hoche Partners Pharma Holding S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 58, rue Charles Martel, L-2134 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B206416 (the “Holder”) the principal amount outstanding under this Note from time to time when due (whether upon the Maturity Date (as defined below), acceleration or otherwise), together with all accrued and unpaid interest thereon and all other fees, expenses, and amounts due hereunder pursuant to the terms contained in this Secured Convertible Note (this “Note”). This Note is one of a series of Secured Convertible Notes of like tenor which may be issued from time to time under and shall be subject to the terms and conditions of, and the Holder is entitled to the benefits of, that certain Secured Convertible Note Subscription Agreement dated November 29, 2024, between the Company and the Holder (as the same may be amended from time to time, the “Note Subscription Agreement”) and the Pledge Agreement. Capitalized terms not otherwise defined herein have the meaning given them in the Note Subscription Agreement. This Note is subject to the following terms and conditions:

1. Maturity. Interest shall accrue on this Note while it remains outstanding and shall be due and payable alongside the outstanding principal balance upon (i) demand of the Holder at any time after June 30, 2025 (the “Maturity Date”), or (ii) the occurrence of an Event of Default (as defined below) in consequence of which the Holder elects to accelerate the maturity and payment of this Note.

2. Interest. Interest on this Note shall accrue daily at a rate per annum equal to 8.5% on the principal amount of this Note outstanding from time to time (including as increased by all accrued and unpaid PIK Interest (as defined below)), computed on the basis of a 365-day year and the actual number of days elapsed, and shall be payable in kind, as set forth in the immediately succeeding sentence, in arrears on the final day of each three-month period commencing on the Issuance Date (each such date, a “Payment Date”; provided, that any such period that begins on the last day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such period) shall end on the last day of the calendar month at the end of such period). All accrued and unpaid interest due on a particular Payment Date shall be paid in kind by capitalizing such interest (the “PIK Interest”) and automatically adding it to (and thereby automatically increasing) the then-outstanding principal amount of the Note.

3. Payment; Prepayment. Except as otherwise set forth in this Note, all payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder shall be applied to the outstanding principal balance. The Company may not prepay this Note without the written consent of the Holder.

4. Security. To secure payment and performance of this Note, the Company granted a security interest in and pledge over the Collateral in accordance with the Note Subscription Agreement and the Pledge Agreement.

5. Conversion of the Notes. This Note and any amounts due hereunder will be convertible into Ordinary Shares and the Warrant in accordance with the terms of Section 3 of the Note Subscription Agreement.

6. Events of Default. The occurrence of any of the following events set forth below shall constitute an event of default (an “Event of Default”) hereunder:

(a) Principal or Interest on this Note. The Company fails to make any payment of the principal amount or interest under this Note when due.

(b) Failure to Pay Principal or Interest on the Second Note. The Company fails to make any payment of the principal amount or interest under the Second Note when due.

(c) Breach of Covenants. Except for an Event of Default under Section 6(a) or Section 6(b) hereof, the Company fails to materially perform or observe any other term, covenant, agreement or obligation on its part to be performed or observed in this Note, the Note Subscription Agreement, the Second Note or the Pledge Agreement (collectively, the “Finance Documents”). which failure shall not have been remedied or waived within 30 days after receipt of notice thereof by the Company from the Holder.

(d) Representations and Warranties. The Company materially breaches any representation or warranty contained in the Note Subscription Agreement.

(e) Validity of Finance Documents. (i) Any Finance Document shall at any time be suspended, revoked or terminated or for any reason cease to be valid and binding or in full force and effect (other than upon expiration in accordance with the terms thereof), (ii) the performance by the Company of any obligation thereunder shall become unlawful or the Company shall so assert in writing or (iii) the validity or enforceability of any Finance Document shall be contested by the Company in writing or by any Governmental Authority.

(f) Liens. (i) Any Lien provided for in the Finance Documents, once perfected, shall cease to exist or cease to give the Holder a perfected security interest in the Collateral, free and clear of all other Liens (other than Liens imposed by applicable securities laws), or (ii) any Person other than the Holder shall execute or enforce, or seek to execute or enforce, any Lien (other than Liens imposed by applicable securities laws) on any portion of the Collateral; except, in each case, as expressly provided in the Finance Documents.

(g) Judgment. Any order, judgment or decree shall be entered against the Company decreeing the dissolution of the Company.

(h) Suspension or Liquidation. Suspension of the usual business activities of the Company or the liquidation of the Company’s business.

(i) Involuntary Bankruptcy. (i) A court having jurisdiction over the Company shall enter a decree or order for relief in respect of the Company or any of its material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law, in any jurisdiction, now or hereafter in effect, which decree or order is not stayed, or any other similar relief shall be granted under any applicable federal or state or foreign law (“Bankruptcy Law”); (ii) an involuntary case shall be commenced against the Company or any of its material subsidiaries under any Bankruptcy Law; (iii) a decree or order of a court having jurisdiction over the Company for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Company or any of its subsidiaries or over all or a substantial part of its property shall have been entered; (iv) the involuntary appointment of an interim receiver, trustee or other custodian of the Company or any of its material subsidiaries for all or a substantial part of its property shall have occurred; or (v) a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of the Company or any of its material subsidiaries, and, in the case of any event described in this clauses (ii) through (v), such event shall have continued for thirty (30) days unless dismissed, bonded or discharged.

(j) Voluntary Bankruptcy. (i) An order for relief shall be entered with respect to the Company or any of its material subsidiaries or the Company or any of its material subsidiaries shall commence a voluntary case under Bankruptcy Law or any applicable bankruptcy, insolvency or other similar law, in any jurisdiction, now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or (ii) the Company or any of its material subsidiaries shall make an assignment for the benefit of creditors.

(k) Cross-Acceleration. The Company or any of its Subsidiaries is in default in the performance of or compliance with any term of any evidence of any indebtedness in an aggregate outstanding principal amount of at least $7,500,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such indebtedness has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment.

7. Remedies on Default. Upon the occurrence of an Event of Default, at the option and upon the declaration of the Holder (i) the entire outstanding principal amount and accrued and unpaid interest on this Note shall, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable (provided that if an Event of Default specified in Section 6(i) or Section 6(j) occurs, this Note shall become immediately due and payable without any declaration or other act on the part of the Holder) and (ii) the Holder may, among other things, proceed to protect and enforce its rights hereunder and under any Finance Document by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any other Finance Document, or for an injunction against a violation of any of the terms hereof or thereof or in the exercise of any power granted hereby or thereby or by law. No right conferred upon the Holder hereby or by the other Finance Documents shall be exclusive of any other right referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.

8. Stockholders, Officers and Directors Not Liable. In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

9. Interest Rate Limitation. Notwithstanding anything to the contrary contained in the Finance Documents, the interest paid or agreed to be paid under the Finance Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Holder shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be refunded to the Company. In determining whether the interest contracted for, charged, or received by the Holder exceeds the Maximum Rate, the Holder may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

10. Action to Collect on Note. If action is instituted to collect on this Note to the extent that is contemplated by this Note or the Note Subscription Agreement, as applicable, the Company promises to pay all of the Holder’s costs and expenses, including reasonable attorney’s fees, incurred in connection with or as a result of such action.

11. Loss of Note. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

12. Transferability. Subject to conditions set forth in Section 13.2 of the Note Subscription Agreement, this Note may be Transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, such transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

13. Miscellaneous.

(a) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each of the Company and the Holder agrees that all legal action, suit or proceeding concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each of the Company and the Holder hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith, and hereby irrevocably waives, and agrees not to assert in any action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action, suit or proceeding is improper or is an inconvenient venue for such proceeding.

(b) WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(c) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(d) Amendments and Waivers. Any term of this Note may be amended, modified, or waived only with the written consent of the Company and the Holder.

(e) Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder.

(f) Notices. Any notice required or permitted under this Note shall be effected in accordance with the applicable provisions of the Note Subscription Agreement.

(g) Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

(h) Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Secured Convertible Note as of the date first set forth above.

COMPANY:

Procaps Group, S.A.

By:	/s/ José Antonio Toledo Viera
Name:	José Antonio Toledo Viera
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

HOLDER:

Hoche Partners Pharma Holding S.A.

By:	/s/ Diogo Magalhães
Name:	Diogo Magalhães
Title:	Manager

(Signature Page to Secured Convertible Note of Procaps Group, S.A.)